Exhibit 99.3

Joint Press Release

Lifezone Metals, developer of cleaner metals for EV batteries, to become first nickel resource and green technology company listed on NYSE via combination with GoGreen Investments (NYSE: GOGN)

Highlights

●	Controlling interest in one of world’s largest and highest-grade undeveloped nickel deposits offers new resource of more sustainable metals, addressing critical supply deficit for EV batteries.

●	Proprietary hydromet mineral processing technology has potential to significantly reduce carbon emissions in battery metals refining compared to traditional smelting and refining.

●	Positioned to capitalize on strong demand for battery grade and responsibly sourced nickel from OEMs and other manufacturers of electric vehicles and batteries globally.

●	Potential to create a more reliable nickel supply chain for the U.S. and Europe.

●	In excess of $70 million in a fully committed common equity private placement (“PIPE”) at $10 per share anchored by strategic and institutional investors, with additional commitments subject to agreement.

●	Pro forma equity value of the combined company would be approximately $1 billion[1].

December 13, 2022, 6:03AM Eastern Standard Time

NEW YORK, NY – Lifezone Metals, a developer of cleaner battery metals, today announced it has entered into a definitive agreement for a business combination with GoGreen Investments (NYSE: GOGN), a publicly-listed special acquisition company (SPAC).

The transaction will create the first nickel resource and green technology company listed on the New York Stock Exchange (NYSE). Upon completion of the proposed transaction, the combined company will operate under the “Lifezone Metals” name and be listed on the NYSE under the ticker symbol “LZM”.

Lifezone Metals (or “Lifezone”) pairs one of the largest and highest-grade undeveloped nickel sulphide deposits in the world with proprietary green-processing technology, to produce cleaner metals in support of growing demand for batteries used in electric vehicles (EVs), fuel cell vehicles (FCVs) and energy storage.

“Lifezone is bringing to market an economic solution that aims to reduce the impact on the climate at a time when there is a clear imbalance between supply and demand for responsibly sourced battery materials,” said John Dowd, GoGreen Investments’ CEO. “The company is developing what it believes will be one of the cleanest, most socially responsible nickel production facilities in the world. The propriety technology has the potential to significantly lower the cost, as well as the environmental and climate footprint, of mineral processing.”

[1]	Assumes no redemptions by GOGN’s public shareholders and $33 million in estimated transaction fees; excludes impact of GOGN sponsor 5-year earnout of 0.86MM shares with a vesting price of $14.00 and 0.86MM shares with a vesting price of $16.00.

Lifezone Metals founder, Keith Liddell added: “As the world shifts towards EVs, Lifezone aims to prove that greener, more affordable solutions for the energy transition are indeed possible. Preparing for the demand for battery metals to support production of the estimated 325 million EVs on the road by 20302 needs to start now – as automakers have reportedly stated the battery metals they use have to be low-carbon. Our partnership with BHP, a leading global resources company, supports the development of the Kabanga nickel project through additional funding and also gives us world-class experience and expertise to execute and scale.

We believe GoGreen management’s executive experience in building, growing and operating clean tech businesses provides critical insights for Lifezone as we move towards project execution and technology growth potential.”

The transaction values the combined company at a pro forma implied equity value of approximately $1.0 billion1 with total net proceeds of $318 million1. Including the net proceeds from the transaction and existing cash on Lifezone’s balance sheet, Lifezone would have over $357 million1,3 of cash at transaction close, which is expected to help fund the company’s future growth and transition into its commercialization phase in 2026.

Concurrently with the consummation of the transaction, new strategic and institutional investors have committed in excess of $70 million in a common equity PIPE at $10 per share, with additional commitments subject to agreement. GoGreen and Lifezone will opportunistically consider additional PIPE commitments prior to the closing of the business combination.

Chris Showalter, CEO of Lifezone, will continue as CEO. Keith Liddell, founder of Lifezone, will serve as the Chairman of the Lifezone Metals Board, and Michael Sedoy, CFO of GoGreen, will join Lifezone Metals as interim CFO. John Dowd, GoGreen CEO and Govind Friedland, GoGreen Chief Operating Officer, will join the Lifezone Metals Board. The balance of the Lifezone Metals Board members will be appointed by Lifezone.

Cleaner, Greener, More Affordable Mineral Processing

Currently, metals smelting is responsible for 7% of all global CO2 emissions according to estimates of the US Department of Energy’s Advanced Research and Projects Agency-Energy (“APRA-E”)4. Lifezone has developed a lower-impact, proprietary hydrometallurgical (hydromet) processing technology that has the potential to eliminate carbon-intensive smelting from nickel production, and also eliminates harmful sulfur dioxide emissions from the process altogether.

The potential sustainability benefits from this technology can help automakers and metal producers reduce greenhouse gas emissions from operations and their supply chains. And, through potential future licensing, the technology could be available in the U.S., Canada, and other countries.

[2]	Based on expected EV sales between 2019 and 2030. Bespoke Nickel Market Outlook for Lifezone Limited, by Wood Mackenzie, September 2022.
[3]	Includes Lifezone’s $39 million net consolidated cash contribution.

[4]	Source: U.S. Wants Ideas For Carbon-Free Metals Smelting (forbes.com) (https://www.forbes.com/sites/jeffmcmahon/2021/06/06/us-wants-ideas-for-carbon-free-metals-smelting/?sh=5f6ac79f3cc4).

The Africa Alternative: Creating a More Reliable Supply Chain for U.S. and Europe

Working with BHP (NYSE: BHP), a world-leading resources company, and the Government of Tanzania as key partners, Lifezone has secured the Kabanga project, a world-class, development-ready deposit of metals which we believe will be essential for the clean energy transition to combat global warming and climate change.

The Kabanga project in North-West Tanzania is one of the largest and highest quality undeveloped nickel deposits in the world, with an attributable mineral resource estimate5 to Lifezone of approximately 44 million tons at an average in-situ nickel grade of 2.61%, plus 0.35% copper and 0.19% cobalt. Kabanga and its hydromet processing facility have the potential to be one of the lowest cost, greenest metals production facilities in the world. The project will aim to maximize use of hydro and renewable power to provide electrical supply to mine and refinery sites.

Once operational, the Kabanga mine and hydromet refinery will produce refined high-grade nickel, LME Grade A copper cathode and cobalt.

“We see the metals supply chain as the major bottleneck holding back the promise of wider EV adoption in the U.S.,” said Chris Showalter, Lifezone CEO. “According to news reports, automakers have already invested significantly into battery electric vehicle production, but very little into sourcing the key metals required to power them. Additionally, permitting challenges continue to hold back mining and related activities in the United States vital to the energy transition.

We expect that Kabanga’s globally significant production profile and our hydromet technology will help address this deficit and meet the increasing needs of automakers. We believe that this lower cost, cleaner and more effective solution can also help to facilitate re-shoring battery manufacturing back to the U.S., and ultimately the electrification of society as a whole.”

Transaction Terms & Financing

The combined company will have an estimated post-transaction equity value of approximately $1 billion1 with over $357 million1 in net cash, assuming no redemptions and $33 million in estimated transaction fees.

Advisors

BTIG, LLC and Sprott Capital Partners LP acted as placement agents for the PIPE financing. Sprott Capital Partners LP also acted as the financial and capital markets advisor to GoGreen Investments. Latham & Watkins LLP served as counsel to GoGreen Investments. Skadden, Arps, Slate, Meagher & Flom (UK) LLP acted as legal counsel to the placement agents.

RBC Capital Markets acted as exclusive financial adviser to Lifezone Metals, Travers Smith LLP served as UK legal counsel and Cravath, Swaine & Moore LLP served as US legal counsel to Lifezone Metals. Mayer Brown LLP acted as legal counsel to RBC Capital Markets.

Investor Webcast Information

GoGreen Investments and Lifezone Metals will host a joint investor conference call to discuss the proposed business combination today, Tuesday December 13, 2022 at 11am EST.

[5]	Mineral Resources are reported showing only the Lifezone Holdings Limited “LHL” attributable tonnage portion, which is 76.524% of the total.

To follow our conference via webcast, you can go to the following link:

https://gogreen.eventcdn.net/events/Lifezone-Metals-Business

After the conference finishes, a link to a recording will be available on the website.

To view the Investor Presentation and for further details, visit our new Business Combination site at:

https://ir.lifezonemetals.com/overview/default.aspx

About GoGreen Investments Corporation

GoGreen Investments Corporation (“GoGreen”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen is led by Chief Executive Officer John Dowd.

www.gogreeninvestments.com

About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metal and recycling. Lifezone Metals aims to responsibly and cost-effectively provide supply chain solutions to the global battery metals market. The company seeks to solve battery supply-chain challenges through pairing one of the largest and highest-grade undeveloped nickel sulphide deposits in the world with its proprietary hydromet technology, to produce cleaner metals. Its tailored hydromet technology is a cleaner and lower cost alternative to smelting, and the company is partners with BHP in Tanzania with the aim of developing world-class battery metal assets. Lifezone Metals is a champion for Tanzanian metals production. Its aim is to empower Tanzania to be the next premier source of nickel, with the goal to achieve full value in-country. Lifezone Metals’ mission is to provide commercial access to patented technology and battery metals through a scalable platform.

www.lifezonemetals.com

Contacts

Lifezone Metals Natasha Liddell Executive Vice President ESG & Communications info@lifezonemetals.com	Media Enquiries Tom Batchelar TAB Communications tom@tabcommunications.co.uk +44 (0)7814 964 287
GoGreen Investments John Dowd John@gogreeninvestments.com	Daniel Thole Fletcher Advisory daniel@fletcheradvisory.com +44 (0) 7821 571 308
US Media Enquiries Bronwyn Wallace H+K Strategies +1 713 724 3627 Bronwyn.Wallace@hkstrategies.com

Kabanga Historical Mineral Resource Estimates as of 30 November 2022 (2022MR)

Based on $9.50/lb Nickel Price, $4.00/lb Cu and $26.00/lb Co (1)(2)(3)(4)(5)(6)(7)(8)

		Grades				Contained Metal
Mineral Resource	LHL Tonnage	NiEq22	Ni	Cu	Co	NiEq22	Ni	Cu	Co
Classification	(Mt)	(%)	(%)	(%)	(%)	(Mlb)	(Mlb)	(Mlb)	(Mlb)
Tembo
Measured	5.3	3.03	2.34	0.32	0.2	357	276	37	24
Indicated	2.4	2.2	1.69	0.22	0.15	119	91	12	8
Inferred	2.3	3.05	2.41	0.31	0.18	154	122	16	9
Tembo Total	10.1	2.83	2.2	0.29	0.19	629	488	65	41
North
Measured	5.1	3.37	2.64	0.35	0.21	382	300	40	24
Indicated	13.1	3.8	3.05	0.41	0.21	1,095	879	117	61
Inferred	13.1	3.29	2.64	0.35	0.18	953	766	102	53
North Total	31.4	3.52	2.81	0.37	0.2	2,431	1,945	259	137
Main
Measured	–	–	–	–	–	–	–	–	–
Indicated	2.4	2.44	1.92	0.28	0.15	127	100	14	8
Inferred	–	–	–	–	–	–	–	–	–
Main Total	2.4	2.44	1.92	0.28	0.15	127	100	14	8
MNB
Measured	–	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–	–
Inferred	0.6	1.98	1.52	0.2	0.13	24	19	3	2
MNB Total	0.6	1.98	1.52	0.2	0.13	24	19	3	2
Historical Mineral Resource
Measured	10.5	3.2	2.49	0.34	0.21	739	576	77	47
Indicated	17.9	3.4	2.71	0.36	0.19	1,340	1,070	144	77
Inferred	16	3.21	2.57	0.34	0.18	1,132	906	120	64
Total	44.4	3.28	2.61	0.35	0.19	3,211	2,552	341	188

Notes to Mineral Resource Estimate:

1.	Historical Mineral Resource reported in the Kabanga 2022 Mineral Resource Technical Report Summary effective date 30 November 2022.

2.	The 2022MR Qualified Persons (QPs) have not done sufficient work to classify the Historical Mineral Resource estimates as current estimates of mineral resources and Lifezone Holdings Limited (“LHL”) is not treating the estimates as current estimates of mineral resources.

3.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

4.	Mineral Resources are reported showing only the LHL attributable tonnage portion, which is 76.524% of the total.

5.	Cut-off uses the NiEq22 using a nickel price of $9.50/lb, copper price of $4.00/lb, and cobalt price of $26/lb with allowances for recoveries, payability, deductions, transport, and royalties.

6.	NiEq22% = Ni% + Cu% x 0. 411 + Co% x 2.765.

7.	The point of reference for Mineral Resources is the point of feed into a processing facility.

8.	All Mineral Resources in the 2022MR were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq22.

9.	Totals may vary due to rounding.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Holdings Limited (branded as Lifezone Metals or “Lifezone”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone’s proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone. These statements are subject to a number of risks and uncertainties regarding Lifezone’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPAC’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone’s business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone’s development of, and processing of mineral resources at, the Kabanga project; the effects of competition on Lifezone’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone presently does not know or that Lifezone currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone’s expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone anticipates that subsequent events and developments will cause Lifezone’s assessments to change. However, while Lifezone may elect to update these forward-looking statements in the future, Lifezone specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone’s Hydromet Technology. Accordingly, Lifezone’s Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone, SPAC in the registration statement on Form F-4 to be filed with the SEC by Lifezone Metals, which will include the proxy statement of SPAC for the business combination. Information about SPAC’s directors and executive officers is also available in SPAC’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Kabanga 2022 Mineral Resource – Technical Report Summary

Certain information, such as the historical mineral resource estimate (“Historical Mineral Resource Estimate”), in this press release is sourced from the “Kabanga 2022 Mineral Resource Technical Report Summary” prepared by OreWin and issued on November 30, 2022 (“TRS”). The TRS is a preliminary technical and economic study of the economic potential of the Project mineralization to support the disclosure of mineral resources. The qualified persons involved in preparing the TRS have not done sufficient work to classify the Historical Mineral Resource Estimate as a current estimate of mineral resources and Lifezone is not treating the estimate as a current estimate of mineral resources. The Historical Mineral Resource Estimate is based on mineral resources disclosed by the previous owners of the Project as current on December 31, 2016 and from studies and data provided by Lifezone.